Exhibit 99.5

CONSENT

Roth CH Acquisition III Co. intends to file a Registration Statement on Form S-1 (together with any amendments or supplements thereto the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

/s/ Molly Hemmeter

Molly Hemmeter

Date: February 10, 2021